Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(In millions of U.S. dollars, except per share amounts, and in accordance with U.S. GAAP)

Overview

For almost 30 years, we have delivered the integrated circuit (IC) building blocks that drive the capabilities of voice, enterprise, broadband and wireless communications. We believe that our success is built on our technology strengths encompassing voice and data networks, and consumer and ultra low-power communications. We segment our business as Network Communications, Consumer Communications and Ultra Low-Power Communications.

The following discussion and analysis explains trends in our financial condition and results of operations for the three months ended June 24, 2005, compared with the corresponding period in the previous fiscal year. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results. You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report, and with our audited consolidated financial statements and notes for the fiscal year ended March 25, 2005.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements that involve risks and uncertainties which are based on our current expectations, estimates and projections about the industries in which we operate, and our beliefs and assumptions. We use words such as "anticipate", "expect", "estimate", "believe", and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

      o     rapid technological developments and changes;

      o     our   dependence   on  our   foundry   suppliers   and   third-party
            subcontractors;

      o     increasing price and product competition;

      o     our ability to achieve profitability in the future;

      o     our ability to attract and retain key employees;

      o     order cancellations or deferrals by our customers;

      o protection and validity of our patent and other intellectual property rights;

      o our exposure to currency exchange rate fluctuations and other factors inherent in our international operations;

      o our exposure to product warranty claims resulting from product defects or failures;

      o changes in environmental and other domestic and foreign governmental regulations; and

      o other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 24, 2005

      Summary of Results from Operations                         Three Months Ended
                                                                --------------------
      (millions of U.S. dollars, except per share amounts)      June 24,    June 25,
                                                                  2005        2004
                                                                --------    --------
      Consolidated revenue:                                     $  45.5      $  55.8
         Network Communications                                    22.2         25.9
         Consumer Communications                                   14.9         19.2
         Ultra Low-Power Communications                             8.4         10.7

      Income (loss) from operations:                               (5.5)         6.6
         Network Communications                                    (2.8)         2.1
         Consumer Communications                                   (3.6)        (2.0)
         Ultra Low-Power Communications                            (1.0)        (0.5)
         Unallocated gains                                          1.9          7.0

      Net income (loss) for the period                             (3.6)         7.5
      Net income (loss) per common share:
          Basic and diluted                                       (0.03)        0.05

      Weighted average common shares outstanding (millions):

          Basic                                                   127.3        127.3
          Diluted                                                 127.3        127.5

Our revenue in the first quarter of Fiscal 2006 was $45.5, down 18% from revenue of $55.8 in the first quarter of Fiscal 2005. Revenue declines were seen in all of our business segments, with the largest decline being in sales volumes of products within our Consumer Communications segment. Revenue also declined in our Network Communications segment in the first quarter of Fiscal 2006 as compared to the same period of Fiscal 2005.

Despite the revenue decline, we experienced higher sequential bookings in the first quarter of Fiscal 2006 due to improvements in our Consumer Communications segment, partially offset by lower bookings in our Network Communications and Ultra Low-Power Communications segments.

In the first quarter of Fiscal 2006, we recorded a net loss of $3.6, or $0.03 per share. This compares to net income of $7.5, or $0.05 per share, in the first quarter of Fiscal 2005. The net loss in the first quarter of Fiscal 2006 was driven primarily by lower revenue and margins. Gross margin decreased to 38% in the first quarter of Fiscal 2006 from 45% in the same period of Fiscal 2005. The net loss in the first quarter of Fiscal 2006 was reduced by a gain on sale of foundry business of $1.9, as well as foreign exchange gains of $1.5. The net income in the first quarter of Fiscal 2005 included a gain on sale of foundry business of $7.0.

We segment our business into three reportable segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. We target the communications industries with offerings that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. We sell our products through both direct and indirect channels of distribution. Factors affecting the choice of distribution include, among others, end-customer type, the level of product complexity, the stage of product introduction, geographic presence and location of markets, and volume levels.

Network Communications

                                                       Three Months Ended
                                                      ---------------------
      (millions of U.S. dollars)                      June 24,     June 25,
                                                        2005         2004
                                                      --------     --------

      Revenue                                          $ 22.2       $ 25.9
                                                       ======       ======
      As a % of total revenue                            49 %          47%
      Operating income (loss)                          $ (2.8)      $  2.1
                                                       ======       ======

Our Network Communications segment provides semiconductor solutions for enterprise, access, edge and metro networks over wired, wireless and optical media. The product lines enable voice and data for traditional, convergent and packet networks.

Revenue for the first quarter of Fiscal 2006 totaled $22.2, down 14% from the first quarter of Fiscal 2005. Corrections in inventory channel levels by our customers have contributed to this decrease. The revenue decline was driven primarily by lower sales volumes of our legacy, foundry, and timing and convergence products, which accounted for declines of approximately 5%, 4% and 4%, respectively.

The segment had an operating loss of $2.8 in the three months ended June 24, 2005, as compared to operating income of $2.1 in the three months ended June 25, 2004. The increase in operating loss in the first quarter of Fiscal 2006 was driven mainly by the revenue declines in the quarter, as well as lower gross margins resulting from under-recoveries of fixed operations costs.

Consumer Communications

                                                       Three Months Ended
                                                      ---------------------
      (millions of U.S. dollars)                      June 24,     June 25,
                                                        2005         2004
                                                      --------     --------

      Revenue                                         $ 14.9         $ 19.2
                                                      ======         ======
      As a % of total revenue                            33%            34%
      Operating income (loss)                         $ (3.6)        $ (2.0)
                                                      ======         ======

Zarlink's Consumer Communications products allow users to connect to the network. These products include infotainment (for example, set-top boxes and digital TV), and wireless (for example, cellular chipsets) applications.

During the first quarter of Fiscal 2006, revenue decreased 22% over the first quarter of Fiscal 2005, to $14.9. Revenue declines were driven primarily by lower sales volumes of our cellular and tuner products, which accounted for declines of approximately 15% and 5%, respectively.

The consumer market is generally characterized by high volumes and rapid technology change. As a result, there is a customer expectation for reductions in selling prices on products, particularly once the new technologies are accepted, or as additional product suppliers enter the markets. We have experienced this decline in selling prices, while at the same time have generally experienced an increase in the volume demand for our tuners and demodulators over their life cycles. Consistent with the market in general, we have attempted to control the impact of these price reductions on our gross margin through manufacturing process and pricing synergies, or with the introduction of cost reduced versions of certain products, which help maintain relatively consistent margins across the segment.

The segment had an operating loss of $3.6 in the three month period ended June 24, 2005, as compared to an operating loss of $2.0 in the same period of Fiscal 2005. These declines were driven primarily by lower revenue and margins due to a change in product mix within the segment. These unfavorable impacts were partially offset by lower R&D expense in the first quarter of Fiscal 2006 resulting from headcount reductions implemented in the previous quarter.

Ultra Low-Power Communications

                                                       Three Months Ended
                                                      ---------------------
      (millions of U.S. dollars)                      June 24,     June 25,
                                                        2005         2004
                                                      --------     --------

      Revenue                                          $ 8.4        $ 10.7
                                                       =====        ======
      As a % of total revenue                            18%            19%
      Operating income (loss)                          $(1.0)       $ (0.5)
                                                       =====        ======

Our Ultra Low-Power Communications business segment provides custom Integrated Circuit and Application Specific Standard Product (ASSP) solutions for healthcare applications such as cardiac pacemakers, hearing-aids, swallowable camera capsules and portable medical instruments. The segment also provides ultra low-power solutions for commercial applications, such as electronic shelf labels, radio frequency tagging and personal area communications devices.

Revenue for the first quarter of Fiscal 2006 totaled $8.4, a decrease of 21% from the first quarter of Fiscal 2005. The segment's revenue decreased in all product lines, with the most significant decrease seen in lower sales volumes of our wireless products.

For the three months ended June 24, 2005, the segment had an operating loss of $1.0 as compared to an operating loss of $0.5 in the three months ended June 25, 2004. The increase in net loss was driven by the revenue declines, partially offset by lower R&D expenses in the first quarter of Fiscal 2006.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows:

                                              Three Months Ended
                                  ----------------------------------------
                                               % of                  % of
                                  June 24,     -----     June 25,    -----
(millions of U.S. dollars)          2005       Total       2004      Total
                                  --------     -----     --------    -----

      Revenue:
      Asia / Pacific                $21.7        48%       $24.0      43%
      Europe                         12.8        28%        16.0      29%
      United States                   8.8        19%        11.6      20%
      Canada                          1.9         4%         2.1       4%
      Other Regions                   0.3         1%         2.1       4%
                                    -----       ---        -----     ---
      Total                         $45.5       100%       $55.8     100%
                                    =====       ===        =====     ===

Asia/Pacific

Asia/Pacific revenue decreased by 10% during the first quarter of Fiscal 2006 compared to the same period of Fiscal 2005, although continues to represent the largest geographic segment of customer revenues. Revenue decreased in the first quarter of Fiscal 2006 due to lower sales in all of our business segments, with the largest contributor to the decrease being fewer shipments of our tuners in the Consumer Communications segment .

Europe

European revenues decreased by 20% in the first quarter of Fiscal 2006 compared to the same period of Fiscal 2005. Reduced sales in all of our business segments contributed to the lower European revenues in the first quarter of Fiscal 2006. The largest decline was seen in lower sales volumes of our Ultra-Low Power Communications products, which represented a decline of approximately 7%. We also had lower sales volumes of optical, foundry, and legacy products in our Network Communications segment, which each contributed to a decline of approximately 3%.

United States

Revenue to customers in the United States decreased by 24% during the first quarter of Fiscal 2006 compared to the first quarter of Fiscal 2005. Decreased sales volumes were seen predominantly in our Timing and Convergence and Ultra-Low Power wireless products lines, which accounted for revenue decreases of approximately 10% and 9%, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2006 decreased by $0.2 compared to the same period in Fiscal 2005, primarily due to lower sales volumes of legacy products within the Network Communications segment.

Other Regions

Revenue to customers in other regions during the first quarter of Fiscal 2006 decreased by $1.8 compared to the same period in Fiscal 2005 due mainly to lower sales of cellular products within the Consumer Communications segment.

GROSS MARGIN

                                              Three Months Ended
                                             ---------------------
(millions of U.S. dollars)                   June 24,     June 25,
                                              2005          2004
                                            --------     --------

Gross Margin                                 $ 17.5       $ 25.2

As a percentage of revenue                      38%          45%

Gross margin in the three month period ended June 24, 2005 was 38%, a decrease of seven percentage points from gross margin in the same period in Fiscal 2005. Despite savings realized in Fiscal 2006 from cost reduction activities implemented in the previous year, lower revenues in the first quarter of Fiscal 2006 resulted in under-recoveries of fixed operations costs.

OPERATING EXPENSES

Research and Development ("R&D")

                                              Three Months Ended
                                             ---------------------
(millions of U.S. dollars)                   June 24,     June 25,
                                              2005          2004
                                            --------     --------

R&D Expenses                                 $ 13.6       $ 14.9

As a percentage of revenue                      30%          27%

R&D expenses decreased by 9%, or $1.3, in the first quarter of Fiscal 2006 from the same period in Fiscal 2005. The decreases resulted mainly from savings generated as a result of headcount reductions and other cost reduction activities implemented during the fourth quarter of Fiscal 2005, primarily in the Consumer Communications segment. The Company continues to refocus its R&D resources on programs and products that demonstrate superior potential for near and medium-term revenue.

In the Network Communications business segment, R&D activities focused on the following areas:

      o Network Timing and Synchronization - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization;

      o TDM over Internet Protocol (IP) Processing Solutions - Meeting network convergence with TDM over IP processing solutions for applications requiring Circuit Switched Traffic over Packet Domains;

      o Ethernet Switching - high density Fast Ethernet (FE) switching for communication backplanes and for linecards where integrated Quality of Service (QOS) is required for converged solutions;

      o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

      o Receivers and transmitters for single mode fiber (SMF) targeting the access network as well as various applications where customization is required; and

      o Parallel optical modules for high speed short reach applications using multi mode fiber (MMF).

In the Consumer Communications business segment, R&D activities focused on the following area:

      o Providing tuner, demodulator and peripheral chips for satellite, cable and terrestrial digital set-top boxes, integrated digital televisions and adapter boxes.

In the Ultra Low-Power Communications business segment, R&D activities focused on semiconductor solutions and technologies for a variety of applications where ultra low power consumption is an important differentiating feature, including:

      o Ultra low-power integrated circuits supporting short-range wireless communications for industrial applications such as electronic shelf labels and radio frequency tagging, and healthcare applications such as implantable devices, swallowable camera capsules, and personal area communications devices;

      o High performance custom Coder/Decoders (CODECs) chips for major hearing aid companies; and

      o     Surge   protection   ASSPs  used  in   implantable   pacemakers  and
            defibrillators for cardiac rhythm management.

Selling and Administrative ("S&A")

                                              Three Months Ended
                                             ---------------------
(millions of U.S. dollars)                   June 24,     June 25,
                                              2005          2004
                                            --------     --------

S&A Expenses                                 $ 11.3       $  10.7

As a percentage of revenue                      25%           19%

S&A expenses increased by 6%, or $0.6, in the first quarter of Fiscal 2006 from the same period in Fiscal 2005. The increase was primarily due to higher corporate governance costs. Savings in the first quarter of Fiscal 2006 from headcount reductions implemented in the previous quarter were largely offset by additional severance costs of $0.3 related to changes in estimates on amounts owing to members of senior management in conjunction with the restructuring activities in the fourth quarter of Fiscal 2005.

Gain on Sale of Business

During Fiscal 2002, the Company sold its wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. The Company recognized the gain as payments were made on the note receivable.

In the first quarter of Fiscal 2006, the Company received payment of $2.0 being the final installment of the note receivable due from X-FAB. The Company recognized a gain on sale of business of $1.9 in the first quarter of Fiscal 2006 (three months ended June 25, 2004 - $7.0).

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income was $0.4 for the three months ended June 24, 2005 and $0.2 in the same period of Fiscal 2005. The increase was mainly due to an increase in interest rates between the first quarter of Fiscal 2006 and the same period in Fiscal 2005.

Foreign Exchange Gains and Losses

Foreign exchange gains in the first quarter of Fiscal 2006 amounted to $1.5 as compared to losses of $0.3 for the same period in Fiscal 2005. Net foreign exchange gains and losses were recorded on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. The foreign exchange gains in the first quarter of Fiscal 2006 related primarily to gains on revaluation of our pension liability denominated in Swedish krona.

INCOME TAXES

We have recorded income tax expense of $nil in the first quarter of Fiscal 2006, compared with a recovery of $1.0 for the corresponding period in Fiscal 2005. The recovery in Fiscal 2005 related to a change in estimate of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated during our most recent fiscal years.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of June 24, 2005 of $201.6 (March 25, 2005 - $191.7). The increase in the valuation allowance relates primarily to losses incurred in our foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded a net loss of $3.6, or $0.03 per share, in the first quarter of Fiscal 2006. This compares to net income of $7.5, or $0.05 per share, in the same period of Fiscal 2005.

The net loss in the first quarter of Fiscal 2006 was caused mainly by lower revenues and margins than those in the same quarter of Fiscal 2005. The net loss was reduced by a gain on sale of business of $1.9 resulting from payments received on a note receivable, and by foreign exchange gains of $1.5. The net income for the three month period ended June 25, 2004, was primarily a result of the gain on sale of business of $7.0, as well as improved results due to improved revenues and margins and operating expense savings realized from the cost reduction activities implemented during Fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 24, 2005 was held cash, cash equivalents and short-term investments totaling $46.6 (March 25, 2005 - $59.0). Cash and cash equivalents at June 24, 2005, included in the amount above, were $18.5 (March 25, 2005 - $19.4).

Operating Activities

Cash used in operating activities during the three months ended June 24, 2005 was $12.8, as compared to $10.0 used in the same period of Fiscal 2005.

Cash used in operating activities before working capital changes amounted to $4.9 for the three months ended June 24, 2005, as compared to $3.1 provided in the first three months of Fiscal 2005. Cash used in operations resulted primarily from the net loss during the period. Since March 25, 2005, our working capital increased by $7.9, mainly as a result of the following:

      o a decrease in payables and accrued liabilities totaling $9.6, driven mainly by a reduction in our provision for exit activities as we paid out severance costs incurred in Fiscal 2005, as well as lower trade accounts payable balances due to the timing of purchases from our inventory suppliers; and

      o an increase in prepaid expenses of $1.8 due mainly the timing of payments on software design contracts; partially offset by

      o a decrease accounts receivable of $2.6 due to lower sales as compared to the fourth quarter of Fiscal 2005; and

      o a decrease in inventory of $1.1 due primarily to shipment of products in our Consumer Communications segment.

In comparison, the Company's working capital increased by $13.1 during the first three months of Fiscal 2005, primarily as a result of the following:

      o an increase in accounts receivable of $6.5 due to the timing of sales and cash collections during the quarter;

      o     an  increase  in  inventory  of  $4.3   resulting  from  efforts  to
            accommodate expected sales demand in the second quarter of Fiscal 2005; and

      o an increase in prepaid expenses of $2.8 resulting mainly from the timing of payments on software design tools.

In the second quarter of Fiscal 2006 we expect to make a payment of approximately $4.0 relating to an annual payment on software design tools, as well as payments of approximately $2.3 for severance costs incurred in the Fiscal 2005 workforce reduction activities.

Investing Activities

Cash provided from investing activities during the three months ended June 24, 2005 was $13.1 primarily from the following:

      o proceeds of $2.0 received as payment against a note receivable from X-FAB;

      o     the maturity of short-term investments totaling $39.6;

      o     partially  offset by purchases of  short-term  investments  totaling
            $28.1.

Cash provided from investing activities was $6.8 for the three months ended June 25, 2004, primarily from the following:

      o proceeds of $7.0 received as payment against a note receivable from X-FAB:

      o     matured short-term investments totaling $54.8; partially offset by

      o     purchases of short-term investments of $54.6.

Financing Activities

Cash used in financing activities during the first three months ended June 24, 2005 was $0.9. The use of cash was primarily the result of the following:

      o     payment of dividends on preferred shares of $0.5; and

      o     repurchase of preferred shares of $0.4.

Cash used in financing activities during the first three months of Fiscal 2005 was $0.6, resulting primarily from payment of $0.5 for dividends on our preferred shares.

We are required to pay quarterly dividends on our preferred shares of $0.40 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.5 in dividends in the remaining quarters of Fiscal 2006. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $20.28 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares remains below this price, we expect to repurchase approximately $1.4 of preferred shares in the remaining quarters of Fiscal 2006.

In addition to our cash, cash equivalents, and short-term investment balances, we have a credit facility of $14.1 (U.S.$10.0 and Cdn$5.0) available for letters of credit. As at June 24, 2005, we had utilized $12.8 of the facility, and accordingly we have an unused facility of $1.3 available for letters of credit. The outstanding letters of credit included the following:

      o     $11.6 related to the Company's pension plan in Sweden;

      o $0.5 related to the Company's Supplementary Executive Retirement Plan (SERP) plan; and

      o $0.7 to secure certain obligations under a performance guarantee and office lease arrangement.

As at June 24, 2005, cash and cash equivalents totaling $13.3 were pledged under the credit facility to cover outstanding letters of credit, and were reported as restricted cash, of which $0.5 will be released upon the maturity of the underlying investment in the second quarter of Fiscal 2006. We have also pledged $0.6 as a security for a custom bond and related credit facilities.

We expect to fully secure our outstanding pension liability in Sweden of $12.3 by December 2005. During Fiscal 2005 we increased our letters of credit related to our pension plan in Sweden by $3.6. As at June 24, 2005, we had $11.6 of outstanding letters of credit related to this pension liability, and we expect to increase our letters of credit to fully secure our outstanding pension liability in Sweden in December 2005, depending on foreign exchange rates at the time.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, and short-term investment balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

There have been no significant changes to our contractual obligations included in Item 5F - Operating and Financial Review and Prospects - Tabular disclosure of contractual obligations of our Annual Report on Form 20-F for the year ended March 25, 2005.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations

BACKLOG

The Company's 90-day backlog as at June 24, 2005 was $33.2 (March 25, 2005 - $30.7). Generally, manufacturing lead times for semiconductor products are longer than one quarter because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for the quarter or year. Backlog increased from the prior quarter due to a higher backlog of products within the Ultra-Low Power and Consumer Communications segments.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There are no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 25, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in Fiscal years beginning after December 14, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position or results of operations.

In December 2004 the FASB published a revision to SFAS No. 123 (SFAS 123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. In April 2005, the Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. We have not yet determined which fair-value method or transitional provision we will adopt.

In November 2004 the FASB issued SFAS No. 151, Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operations or cash flows.

COMMON SHARES OUTSTANDING

As  at  July  20,  2005  there  were   127,308,973   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.